September 16, 2005

Mail Stop 7010

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Rufus Decker, Accounting Branch Chief

Re:	NATCO Group Inc. – File No. 1-15603
Form 10-K/A for the Fiscal Year Ended December 31, 2004; Forms 10-Q for the Quarters Ended March 31 and June 30, 2005

Ladies and Gentlemen:

On behalf of NATCO Group Inc., we enclose a memorandum in response to the comments of the Securities and Exchange Commission in its letter of August 19, 2005. In submitting its response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Richard W. FitzGerald, Senior Vice President and Chief Financial Officer (713-685-8082) or, in his absence, Katherine Ellis, Senior Vice President & General Counsel (713-685-6183).

Sincerely,

/s/ John U. Clarke	/s/ Richard W. FitzGerald
John U. Clarke	Richard W. FitzGerald
Chairman & Chief Executive Officer	Senior Vice President & Chief Financial Officer

Enclosures

Brookhollow Central III	Telephone: (713) 683-9292
2950 North Loop West, 7th Floor	Facsimile: (713) 812-6654
Houston, Texas 77092

US Securities & Exchange Commission

September 16, 2005

cc:	Scott Watkinson, Staff Accountant
Stop 7010

Jeanne Baker, Assistant Chief Accountant
Stop 7010

Bill Swanstrom
Locke, Liddell & Sapp

Eric Johnson
Locke, Liddell & Sapp

Al Kekish
KPMG LLP

RE:	Form 10-K/A for the Fiscal Year Ended December 31, 2004
Forms 10-Q for the Quarters Ended March 31 and June 30, 2005
File No. 1-15603

September 16, 2005

Memorandum of NATCO Group Inc. in Response to Comments of

The Securities and Exchange Commission dated August 19, 2005

Form 10-K/A for the Year Ended December 31, 2004

General

1.	Where a comment below requests additional disclosures or other revisions please show us in your response what the revisions will look like. Such revisions may be included in your future filings, including your interim filings where appropriate.

Response: We have provided proposed additional or revised disclosures as appropriate below. New language in the proposed revised disclosures is underlined and in bold to aid review.

Item 7. – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Policies and Estimates, page 24

2.	Your reference to your significant accounting policies within your historical financial statements does not provide the level of detail required by SEC Interpretive Release No. 33-8350, SEC Other Release No. 33-8040 and SEC Proposed Release No. 33-8098, all of which you can find on our website at www.sec.gov. Your critical accounting policies and estimates section is to focus on those estimates that are critical to your consolidated financial statements. The discussion is to include a discussion of the material assumptions you made in arriving at the critical estimate and to also advise an investor the financial statement impact if actual results differ from the estimate made by management. Please identify all of your critical policies and estimates and expand your discussion to address the following areas:

•	Types of assumptions underlying the most significant and subjective estimates;
•	Sensitivity of those estimates to deviations of actual results from management’s assumptions; and
•	Circumstances that have resulted in revised assumptions in the past.

Response: We review our critical accounting policies each quarter to confirm we are identifying those policies as required. We believe the critical accounting policies identified in the Form 10-K/A and Forms 10-Q filed in 2005 are the critical accounting policies of the Company for the periods reported. In future filings, we will expand our disclosure regarding revenue recognition, goodwill impairment and deferred income tax assets. Our proposed revised disclosure is set forth below.

Proposed revised disclosure:

Revenue Recognition; Percentage-of-Completion Method. We recognize revenues and related costs when products are shipped or services are rendered for (1) time and materials and service contracts, (2) manufactured goods produced in standard manufacturing operations and sold in the ordinary course of business through regular marketing channels and (3) certain customized manufactured goods that are smaller jobs with less customization, making them similar to such standard manufactured goods (that is, contracts valued at $250,000 or less having contract durations of four months or less). We recognize revenues using the percentage of completion method on contracts greater than $250,000 and having contract durations in excess of four months that represent customized, engineered orders of our products and qualify for such treatment in accordance with the requirements of AICPA Statement of Position 81-1, “Accounting for Performance of Certain Production-Type Contracts” (SOP 81-1). In addition, we use the percentage of completion method on all Automation & Controls segment equipment fabrication and sales projects that qualify for such treatment in accordance with the requirements of SOP 81-1. The Automation & Controls segment sells customized products fabricated to order pursuant to a large number of smaller contracts with durations of two to three months, with occasional large systems projects of longer duration. The segment does not produce standard units or maintain an inventory of products for sale. Due to the nature of the segment’s equipment fabrication and sales operations, and the potential for wide variations in our results of operations that could occur from applying the as shipped methodology to smaller contracts for these customized, fabricated goods, this segment recognizes revenues, regardless of contract value or duration, applying the percentage of completion method. In 2004, approximately 54% of total company revenues were recorded on an as shipped or as performed basis, and approximately 46% were recorded using the percentage of completion method.

With respect to contract revenues recorded utilizing the percentage of completion method, earned revenue is based on the percentage that costs incurred to date relate to total estimated costs of the project, after giving effect to the most recent estimates of total cost. Total estimated contract cost is a critical accounting estimate because it can materially affect revenue and net income and it requires us to make judgments about matters that are uncertain. Total costs expected to be incurred, and therefore recognition of revenue, could be affected by various internal or external factors including, but not limited to: changes in project scope (change orders), changes in productivity, scheduling, the cost and availability of labor, the cost and availability of raw materials, the weather, client delays in providing approvals at benchmark stages of the project and the timing of deliveries from third-party providers of key components. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these changes become known. Earned revenue reflects the original contract price adjusted for agreed claims and change order revenues, if applicable. Losses expected to be incurred on the jobs in progress, after consideration of estimated probable minimum recoveries from claims and change orders, are charged to income as soon as such losses are known. Claims for additional contract revenue are recognized if it is probable the claim will result in additional revenue and the amount can be reliably estimated. We generally recognize revenue and earnings to which the percentage-of-completion method applies over a period of two to six quarters. In the event a project is terminated by our customer before completion, our customer is liable for costs incurred under the contract. We believe our operating results should be evaluated over a term of one to three years to evaluate our performance under long-term contracts, after all change orders, scope changes and cost recoveries have been negotiated and realized.

Estimates are subjective in nature and it is possible that we could have used different estimates of total contract costs in our calculation of revenue recognized using the percentage of completion method. As of December 31, 2004, the Company had $72.7 million in revenues attributable to open percentage completion projects having an aggregate gross margin of 15%. If we had used a different estimate of total contract costs for each contract in progress at December 31, 2004, a 1% increase or decrease in the estimated margin earned on each contract would have increased or decreased total revenue and pre-tax income for the year ended December 31, 2004, by approximately $0.9 million. At December 31, 2004, the Company had one contract in a loss position, with an estimated loss of $150,000.

Impairment Testing: Goodwill. As required by Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” we evaluate goodwill annually for impairment by comparing the fair value of operating assets to the carrying value of those assets, including any related goodwill. As required by SFAS No. 142, we identified separate reportable units for purposes of this evaluation. We used our segments as the reporting units, and tested both the segments as existed during 2004 and as restructured in 2005. In determining carrying value, we segregated assets and liabilities that, to the extent possible, are clearly identifiable by specific reportable unit. Certain corporate and other assets and liabilities, that are not clearly identifiable by specific reportable unit, are allocated as permitted by the standard. Fair value is determined by discounting projected future cash flows at our cost of capital rate, as calculated. In determining projected future cash flows for each segment, we make assumptions regarding the following key indicators: future market and sales growth rates (domestic and international), cost inflation, margin expectations, capital expenditure levels and tax levels. The fair value is then compared to the carrying value of the reporting unit to determine whether or not impairment has occurred at the reportable unit level. In the event an impairment is indicated, an additional test is performed whereby an implied fair value of goodwill is determined through an allocation of the fair value to the reporting unit’s assets and liabilities, whether recognized or unrecognized, in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, “Business Combinations.” Any residual fair value after this purchase price allocation would be assumed to relate to goodwill. If the carrying value of the goodwill exceeded the residual fair value, we would record an impairment charge for that amount.

Net goodwill was $80.7 million at December 31, 2004. We tested goodwill for impairment as required by SFAS No. 142 at December 31, 2004, and we did not record an impairment charge as a result of this testing. If the estimated fair values (discounted cash flow) for the three segments, North America Operations, Engineered Systems and Automation and Control Systems, were reduced by 50%,10% or 75% respectively, we would have been required to perform the second step of goodwill impairment as prescribed by SFAS No. 142.

Deferred Income Tax Assets: Valuation Allowance. We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” SFAS No. 109 requires us to provide a valuation allowance for any net deferred income tax assets we believe may not be utilized through future operations. Deferred tax assets, not requiring tax allowances, were $6.2 million as of December 31, 2004. We have a $258,000 valuation allowance related to the realizability of certain US tax attributes related to Axsia and another $176,000 related to other foreign operations. At year end 2004, an additional valuation allowance of $2.5 million related to Axsia’s UK entities was recorded, due to a severance and restructuring accrual of approximately $1 million and continuing losses on contracts in the quarter, which resulted in cumulative pre-tax losses for the past three years. The balance of the deferred tax assets largely relates to US post-retirement obligations. Based upon the level of historical taxable income and projected future taxable income over the periods to which our deferred tax assets are deductible in the US tax jurisdiction, we believe it is more likely than not we will realize the benefits of these deductible differences and carryforwards, net of the existing valuation allowances at December 31, 2004, in the US tax jurisdiction. However, the amount of the deferred tax asset considered realizable, and thus the amount of these valuation allowances, could change if future taxable income differs from our projections in the US tax jurisdiction. In our foreign tax jurisdictions we are currently not considering projections of future taxable income to determine the realizability of our deductible differences and carryforwards.

Results of Operations, page 27

3.	In circumstances where there is more than one business reason identified as contributing to a change between periods, please quantify the incremental impact of each individual business reason discussed if practicable.

Response: We will quantify the incremental impact of each material business reason identified as contributing to a change between periods in our future filings. We have revised the MD&A discussion of the Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003 below to provide an example of how we will quantify such reasons in the future.

Proposed revised disclosure:

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues. Revenues for the year ended December 31, 2004 increased $40.0 million, or 14%, to $321.5 million, from $281.5 million for the year ended December 31, 2003. The increase in revenues was primarily attributable to our North American Operations segment. The following table summarizes revenues by business segment for the years ended December 31, 2004 and 2003, respectively:

	For the Year Ended December 31,		Change
Revenues:	2004	2003	Dollars	Percentage
	(in thousands, except percentages)
North American Operations	$184,559	$132,670	$51,889	39%
Engineered Systems	93,395	98,280	(4,885)	(5)%
Automation & Control Systems	49,717	56,679	(6,962)	(12)%
Corporate and Inter-segment Eliminations	(6,220)	(6,167)	(53)	(1)%

Total	$321,451	$281,462	$39,989	14%

Revenues from our North American Operations segment for the year ended December 31, 2004 increased $51.9 million, or 39%, to $184.6 million from $132.7 million for the year ended December 31, 2003. This increase was related primarily to increased oilfield activity with much of the increase occurring in our US and Canadian traditional equipment and service onshore activities. Rig count increased significantly in North America during the year. The average US rotary rig count increased from 1,030 for the year ended December 31, 2003 to 1,190 for the year ended December 31, 2004, per Baker Hughes Incorporated. Canadian rotary rig counts remained stable, with averages of 372 for the year ended December 31, 2003 and 369 for the year ended December 31, 2004, per Baker Hughes Incorporated. Overall increases in North America rig counts are an indicator of increased exploration and production activity, which resulted in higher sales of our traditional equipment and services, as well as parts and service in the amount of $29.1 million. In addition, revenues from our Canadian operations were favorably impacted by a large equipment contract from a Russian oil company of $13.0 million. Revenue from CO2 operations increased in the year, largely due to having the benefit of a full year of operations related to the expansion of our operations and additional throughput on our existing CO2 processing facilities in West Texas of $8.6 million. The remainder of the revenue increase related to the overall increase in activity. Inter-segment revenues for this segment were approximately $1.9 million and $1.4 million for the years ended December 31, 2004 and 2003, respectively.

Revenues from our Engineered Systems segment for the year ended December 31, 2004 decreased $4.9 million, or 5%, to $93.4 million from $98.3 million for the year ended December 31, 2003. Revenues decreased year over year, largely from the difference in backlogs entering the respective year. Backlog at the beginning of 2003 was $90.1 million, compared to $64.0 million for the beginning of 2004. Included in backlog for 2003 was a large West Africa project that contributed $15.2 million to 2003 revenues, versus $4.4 million to 2004 revenues. Total year bookings for 2004 were $88.3 million, compared to $71.4 million for 2003, representing a 24% increase. The bookings increase is indicative of the higher level of bidding and project awards activity during late 2004. Inter-segment revenues for this segment were $582,000 for the year ended December 2004 as compared to $784,000 for the previous year.

Revenues from our Automation & Control Systems segment for the year ended December 31, 2004 decreased $7.0 million, or 12%, to $49.7 million from $56.7 million for the year ended December 31, 2003. The decrease primarily related to lower activity levels between the years in the Gulf of Mexico, particularly during the first half of 2004, and the run-off of several large projects during 2003. Partially offsetting the revenue decrease was a large panel equipment project in Kazakhstan of $7.4 million. Inter-segment sales decreased to $3.7 million for the year ended December 31, 2004 from $4.0 million for the year ended December 31, 2003.

The change in revenues for corporate and inter-segment eliminations represents the elimination of inter-segment revenues discussed above.

Gross Profit. Gross profit for the year ended December 31, 2004 increased $8.7 million, or 13%, to $74.7 million from $66.0 million for the year ended December 31, 2003. As a percentage of revenue, gross margins of 23% were unchanged year to year. The following table summarizes gross profit by segment for the years ended December 31, 2004 and 2003, respectively:

	For the Year Ended December 31,		Change
Gross Profit:	2004	2003	Dollars	Percentage
	(in thousands, except percentages)
North American Operations	$49,186	$33,775	$15,411	46%
Engineered Systems	17,557	22,525	(4,968)	22%
Automation & Control Systems	7,991	9,703	(1,712)	18%

Total	$74,734	$66,003	$8,731	13%

Gross profit from our North American Operations segment for the year ended December 31, 2004 increased $15.4 million, or 46%, to $49.2 million from $33.8 million for the year ended December 31, 2003. The revenue increase of 39% between the respective periods and the impact of the facility expansion and greater throughput at our West Texas CO2 operation were the primary contributors to the profit margin increase. As a percentage of revenue, gross margins for the segment were 27% and 25% for the years ended December 31, 2004 and 2003, respectively. The improvement in margin is largely from the higher contribution of the West Texas CO2 facility expansion.

Gross profit from our Engineered Systems segment for the year ended December 31, 2004 decreased $5.0 million, or 22%, to $17.6 million from $22.5 million for the year ended December 31, 2003. This decline in gross profit primarily related to a 5% decline in sales between the respective periods, under-performance on several jobs by our UK-based subsidiary and a margin contribution difference of $3.4 million for a large West Africa project in 2003 as compared to 2004. As a percentage of revenue, gross margins for this segment were 19% and 23% for the years ended December 31, 2004 and 2003, respectively.

Gross profit from our Automation & Control Systems segment for the years ended December 31, 2004 and 2003 decreased $1.7 million, or 18%, to $8.0 million from $9.7 million. This decrease was primarily due to a 12% decrease in sales for the segment for the respective periods, along with a higher percentage of revenues in 2004 related to equipment sales, which have lower margin contribution than service and parts sales. As a percentage of revenue, gross margins for this segment were 16% and 17% for the years ended December 31, 2004 and 2003, respectively.

Selling, General and Administrative Expense. Selling, general and administrative expense for the year ended December 31, 2004 increased $2.8 million, or 5%, to $54.2 million from $51.5 million for the year ended December 31, 2003. The increase in expense during 2004 relates to higher expenses for outside services primarily associated with the Company’s Sarbanes-Oxley Act Section 404 implementation efforts of $1.4 million, an increase in incentive compensation based upon operating results of $2.2 million, and expenses associated with the write-down of an international receivable of $0.7 million. The increases were partially offset by cost savings programs started in late 2003 and continuing throughout 2004. Overall headcount increased from 1,664 employees at December 31, 2003 to 1,721 employees at December 31, 2004, primarily as a result of increased business activity in the North American Operations segment.

Depreciation and Amortization Expense. Depreciation and amortization expense for the year ended December 31, 2004 increased $307,000, or 6%, to $5.4 million from $5.1 million for the year ended December 31, 2003. The increase in depreciation expense is primarily due to capital expenditures during 2004 as well as the CO2 facility expansion in West Texas during 2003. Amortization expense, which related to our patents and other intangible assets, was approximately $59,000 and $100,000 for the years ended December 31, 2004 and 2003, respectively.

Closure, Severance and Other. During the year ended December 31, 2004, we incurred closure, severance and other costs of $4.1 million primarily related to separation expenses for the Company’s former Chief Executive Officer of $2.5 million and the UK- and Canadian-based operations restructuring of $1.3 million. Closure, severance and other charges for the year ended December 31, 2003 of $2.1 million related to certain restructuring activities in the third quarter of 2003 including the closure of a manufacturing facility in Covington, Louisiana, consolidation of certain operations in the UK, and post-employment benefits for terminated employees at these locations and at our corporate office. In addition, costs were incurred related to the closure of our Singapore marketing office in the fourth quarter of 2003, including certain lease termination costs and post-employment benefits for terminated employees. We also incurred relocation and shop moving costs totaling $304,000 in 2003 related to the 2002 closure of a manufacturing and engineering facility in Edmonton, Alberta, Canada.

Interest Expense. Interest expense for the year ended December 31, 2004 decreased $239,000, or 6%, to $3.8 million from $4.1 million for the year ended December 31, 2003. The decrease in interest expense is primarily attributable to the new revolving credit and term loan facilities entered into in March 2004, which have a lower margin percentage on revolver balances outstanding, reduced deferred financing amortization expense on the new credit facilities, lower bank fees and lower average outstanding debt balances during 2004. These decreases were partially offset by a general increase in interest rates during 2004.

Write-off of Unamortized Loan Costs. We recorded a write-off of unamortized loan costs of $667,000 in March 2004 related to the retirement of our 2001 term loan and revolving credit facilities.

Interest Cost on Postretirement Benefit Liability. Interest cost on post-retirement benefit liability remained relatively unchanged for 2004 and 2003. Increase in the plan’s actuarial assumptions, primarily higher medical costs and change in the discount rate, used to determine our obligation under the post-retirement benefit arrangement were offset by increased sharing of plan’s costs by the participants and the projected favorable impact of changes to the Medicare laws enacted by the US Congress in December 2003.

Other Expense, net. Other expense, net of $2.2 million for the year ended December 31, 2004, increased $942,000, or 78%, compared to the year ended December 31, 2003. The increase related primarily to net foreign currency losses incurred through our operations in the United Kingdom and Canada, due to the continuing devaluation of the US dollar relative to these foreign currencies during the year ended December 31, 2004.

Provision for Income Taxes. Income tax expense for the year ended December 31, 2004 increased $1.8 million, or 145%, to $3.0 million from $1.2 million for the year ended December 31, 2003. This increase in income tax expense was primarily due to an increase in income before income taxes, which was $1.4 million for the year ended December 31, 2003, compared to $3.7 million for the year ended December 31, 2004. The decrease in the effective tax rate from 90.2% for the year ended December 31, 2003 to 83.2% for the year ended December 31, 2004, was due primarily to the increase in and composition of pre-tax income, partially offset by an increase in valuation allowances of $2.1 million recorded as of December 31, 2004.

Preferred Stock Dividends. We recorded preferred stock dividends totaling $1.5 million and $1.2 million for the years ended December 31, 2004 and 2003, respectively, related to our Series B Convertible Preferred Stock, issued to a private investment fund in March 2003.

Financial Statements, page 46

Consolidated Statements of Operations, page 47

4.	Please revise your statement of operations to separately state revenues related to products and services as required by Rule 5-03.1 unless the criteria for combination per Rule 5-03(b) are met.

Response: Our analysis of the criteria under Rule 5-03 (b) focused on the nature of the predominant activity in determining whether sales are classified as product or service. The bulk of the Company’s activities relate to the sale of products and equipment, with service activities largely ancillary to such sales. Based on this analysis, we believe the criteria for combination per Rule 5-03(b) has been met because total revenue from services that are not ancillary to such sales constituted less than 10% of consolidated revenues for the years ended December 31, 2004, 2003 and 2002, respectively.

Consolidated Statements of Cash Flows, page 49

5.

Please tell us why your net payments on post-retirement benefit liability would not be more appropriately classified as an operating activity within your consolidated statements of cash flows. In this regard, these cash flows do not appear to relate to the type of financing activities identified in paragraphs 18 and 20 of SFAS 95. In this regard, we assume that the underlying obligation relates to the historical operating activities of your predecessor.

Response: Paragraph 18 of SFAS 95 provides that financing activities include obtaining resources from owners and providing them with a return on, and a return of, their investment; borrowing money and repaying amounts borrowed, or other wise settling the obligation; and obtaining and paying for other resources obtained from creditors on long-term credit. Paragraph 20 of SFAS 95 provides that cash outflows for financing activities are: (a) payments of dividends or other distributions to owners, including outlays to reacquire the enterprise’s equity instruments, (b) repayments of amounts borrowed, and (c) other principal payments to creditors who have extended long-term credit.

Amounts recorded as post-retirement benefits represent health care and life insurance benefits for employees who were retired when the Company acquired the stock of National Tank Company and W.S. Tyler, Incorporated from Combustion Engineering Inc. in June 1989. Prior to the acquisition, these were obligations of Combustion Engineering and the acquired subsidiaries. The Company agreed to assume the liability for a portion of these benefits as part of the acquisition agreement, and assumed the remainder by agreement in exchange for a cash payment to the Company received in January 2000. The plans were frozen at the time they were acquired, and no retirees were added following the 1989 acquisition. As such, the obligation does not relate to any subsequent ongoing operation. The Company believes these to be analogous to debt obligations to be settled and has consistently treated them as such in its statement of cash flows. Consequently, the Company believes that these obligations are properly classified as financing activities under paragraphs 18 (second clause) and 20(b) of SFAS 95.

Note 2 – Summary of Significant Accounting Policies, page 50

6.	You indicate that revenues from significant contracts (that is, traditional equipment or engineered systems contracts greater than $250,000 and expected to be longer than four months in duration and certain automation & control contracts and orders) are recognized on the percentage of completion. We have the following comments in this regard:

•	Please revise your disclosure to clarify the nature of traditional equipment contracts. Confirm that these contracts would not be outside the scope of SOP 81-1 as indicated by paragraph 14 of SOP 81-1.

•	Please revise your disclosure to clarify why your revenue recognition policy does not address the significance of certain automation & control contracts and orders. That is, why isn’t the $250,000 and longer than four months in duration criteria applied to your automation & control contracts and orders.

Response: In future filings, we will revise our disclosure as indicated below.

Proposed revised disclosure:

Revenue Recognition. We recognize revenues and related costs when products are shipped or services are rendered for (1) time and materials and service contracts, (2) manufactured goods produced in standard manufacturing operations and sold in the ordinary course of business through regular marketing channels and (3) certain customized manufactured goods that are smaller jobs with less customization, making them similar to such standard manufactured goods (that is contracts valued at $250,000 or less having contract durations of four months or less). We recognize revenues using the percentage of completion method on contracts greater than $250,000 and having contract durations in excess of four months that represent customized, engineered orders of our products and qualify for such treatment in accordance with the requirements of AICPA Statement of Position 81-1, “Accounting for Performance of Certain Production-Type Contracts” (SOP 81-1). In addition, we use the percentage of completion method on all Automation & Controls segment equipment fabrication and sales projects that qualify for such treatment in accordance with the requirements of

SOP 81-1. The Automation & Controls segment sells customized products fabricated to order pursuant to a large number of smaller contracts with durations of two to three months, with occasional large systems projects of longer duration. The segment does not produce standard units or maintain an inventory of products for sale. Due to the nature of the segment’s equipment fabrication and sales operations, and the potential for wide variations in our results of operations that could occur from applying the as shipped methodology to smaller contracts for these customized, fabricated goods, this segment recognizes revenues, regardless of contract value or duration, applying the percentage of completion method.

Earned revenue is based on the percentage that incurred costs to date bear to total estimated costs after giving effect to the most recent estimates of total cost. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the year in which the changes become known. Earned revenue reflects the original contract price adjusted for agreed claims and change order revenues, if any. Losses expected to be incurred on jobs in progress, after consideration of estimated minimum recoveries from claims and change orders, are charged to income as soon as such losses are known. Customers typically retain an interest in uncompleted projects.

7.	Please tell us the amount of revenues recognized for the periods presented from contracts not characterized as significant and therefore not accounted for under the percentage of completion. We assume that such amounts are not material or did not have a material impact on your results of operations or trends as we do not see any mention of these contracts in your Management’s Discussion and Analysis in your Form 10-K or Form 10-Qs.

Response: Revenue recognized using the as shipped or as performed method for traditional and built to order contracts under $250,000 and expected to require fewer than four months to complete accounted for $34.3 million, $19.9 million and $30.3 million, or 11%, 7% and 10% of total revenues for the years ended December 31, 2004, 2003 and 2002, respectively. Revenue recognized using the percentage-of-completion method was $146.6 million, $131.8 million and $145.6 million, or approximately 46%, 47% and 50% of total revenues, for the years ended December 31, 2004, 2003 and 2002, respectively.

Our Management’s Discussion and Analysis in our Forms 10-K and 10-Q for the periods ended December 31, 2004, March 31, 2005 and June 30, 2005 discusses revenues from all contracts on a segment basis, regardless of the recognition methodology employed. The amounts for contracts not characterized as significant and not, therefore, accounted for under the percentage-of-completion method did not have a material impact on our results of operations or trends in the periods covered in our Management’s Discussion and Analysis in such Forms 10-K or 10-Q.

Warranty Costs, page 53

8.	Please revise to include the disclosure required by paragraph 14 of FIN 45 for each period presented.

Response: We will include revised disclosure in future filings as indicated below. This disclosure may be provided in Schedule II in future filings in lieu of inclusion in this section.

Proposed revised disclosure:

A tabular reconciliation of the changes in the Company’s aggregate product warranty liability for the years ended December 31, 2003 and 2004, is set forth below (in thousands).

Balance at December 31, 2002	$(3,022)
Foreign currency translation	(317)
Payments/charges	2,075
Net accruals	(1,142)

Balance at December 31, 2003	(2,406)

Foreign currency translation	(158)
Payments/charges	1,266
Net accruals	(359)

Balance at December 31, 2004	$(1,657)

Note 7 – Property, Plant and Equipment, Net, page 60

9.	We note you continue to carry your Covington, Louisiana manufacturing facility closed in September 2003 as a non-current asset held for sale. Please tell us more regarding the current status of each of the factors listed in paragraph 30 of SFAS No. 144, including whether the exception to the one-year sale requirement provided by paragraph 31 is applicable. Please also tell us why you believe the facility’s carrying value as of December 31, 2004 is consistent with paragraphs 34-35 of SFAS 144.

Response: Paragraph 30 of SFAS No. 144 requires all of the following to apply for a long-lived asset to be sold to be classified as held for sale: (a) management having authority to approve the action commits to a plan to sell the asset; (b) the asset is available for immediate sale in its present condition subject only to usual and customary terms of sale; (c) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (d) the sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a competed sale, within one year, except as permitted by paragraph 31 of SFAS No. 144; (e) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (f) actions required to complete the plan indicated that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. If at any time the criteria of paragraph 30 cease to apply (except as permitted by paragraph 31), the asset shall be reclassified as held and used in accordance with paragraph 38 of the statement. Paragraph 31 of the statement contains events or circumstance beyond an entity’s control that may extend the period required to complete the sale of the asset beyond one year, including if during the initial one-year period, circumstances arise that previously were considered unlikely and, as a result a long-lived asset previously classified as held for sale is not sold by the end of the period and (1) during the initial one-year period the entity initiated actions necessary to respond to the change in circumstances, (2) the asset is being actively marketed at a price that is reasonable given the change in circumstances and (3) the criteria of paragraph 30 are met.

Paragraph 34 of SFAS No. 144 require a long-lived asset held for sale to be measured at the lower of its carrying amount or fair value less cost to sell. If the asset is newly acquired, the carrying amount shall be based on its fair value less cost to sell at the acquisition date. A long-lived asset shall not be depreciated (amortized) while it is held for sale. Paragraph 35 of the statement defines costs to sell the asset and how they are treated. Paragraph 38 of the statement provides that if circumstances arise that previously were considered unlikely and, as a result, and entity decides not to sell a long-lived asset previously classified as held for sale, the asset shall be reclassified as held and used.

The criteria of paragraph 30 of SFAS No. 144 were met when the Covington facility was designated at held for sale in October 2003. Following closure of the Covington facility, management committed to a plan to sell the facility and engaged a realtor at that time to market and sell the property in its present condition, subject to usual and customary terms of sale to be negotiated. The realtor actively marketed the property at all times since it was placed on the market. The sale of the asset was determined to be probable and likely to be completed within one year when considered in 2003. The asset was listed for sale at a value of $1.75 million, whereas its carrying value at December 31, 2003 was $714,000. The sale price was consistent with comparable properties in the area and management believed the listed value as reasonable and consistent with the market for properties of this type in the area. During 2004, several inquiries were made as to whether the Company would accept amounts lower than the offering price for the property, which the Company declined. From October 2003 throughout 2004, management remained committed to the plan to sell the asset, and continued to employ a realtor to market the asset at December 31, 2004. Management has continued to follow this plan in 2005, and the Company accepted an offer to acquire the property for $1.5 million in July. This sale is expected to close during 2005. At no point during this process did management change its intent to sell the property.

Management reviewed the requirements of SFAS 144 at December 31, 2004. Management considered that the terms of paragraph 30 were met, other than the sale requirement within the one-year period. Management determined that the exception in paragraph 31(c) had not been met, as the only “change” in the initial one-year period was a slower than expected real estate market and, as management believed the offering price was reasonable and that the property would be sold in due course at or near that price, a change in price or methodology of sale was not required from a business perspective. However, because management had not altered its decision to sell the asset, it was decided to continue to disclose the asset as held for sale in the Property, Plant and Equipment footnote.

The carrying value of the Covington facility at December 31, 2003 was $714,000, which amount included $520,000 attributable to the land, which is not depreciable. The building and related assets were being amortized over an approximate 15-year life. As the estimated fair market value of the asset was significantly higher that its carrying value, the only financial impact at December 31, 2004 of the Company’s accounting treatment for this asset as held for sale, rather than as held and used, was to understate depreciation expense by approximately $30,000, and to overstate the carrying value of the asset by a like amount, neither of which are deemed by management to be material.

Note 10 – Income Taxes, page 65

10.	Please disclose in this note or in Management’s Discussion and Analysis why an additional $2.5 million valuation reserve was required related to Axsia’s UK entities.

Response: In future filings, we will revise our disclosure in MD&A and in Note 10 – Income Taxes to explain the additional $2.5 million reserve related to Axsia’s UK entities as indicated below.

Proposed revised disclosure:

Deferred tax assets, not requiring tax allowances, were $6.2 million as of December 31, 2004. At December 31, 2004 and 2003, the Company recorded valuation allowances of $2.9 million and $759,000, respectively, which include a valuation allowance of $258,000 related to certain US tax attributes acquired with the purchase of Axsia in March 2001. At year end 2004, an additional valuation allowance of $2.5 million related to Axsia’s UK entities was recorded, due to a severance and restructuring accrual of approximately $1 million and continuing losses on contracts in the quarter which resulted in cumulative pre-tax losses for the past three years. The balance of the deferred tax assets largely relates to US post-retirement benefit obligations. A valuation allowance of $349,000 was recorded in 2003 related to the Company’s Canadian subsidiary, which was reversed in 2004 as the result of improved results. Additionally, the Company recorded valuation allowances of $176,000 and $152,000 at December 31, 2004 and 2003, respectively, related to other foreign subsidiaries. The Company had a net operating loss carryforward for federal income tax purposes of $1.6 million as of December 31, 2004, which was available to offset future federal income tax through 2022. Net foreign tax credit and research and development tax credit carryforwards begin to expire in December 2010 and in December 2019, respectively. The Company has a net operating loss carryforward in the UK of $5.3 million as of December 31, 2004. This net operating loss may be carried forward indefinitely under current UK law.

Item 9A. Controls and Procedures, page 83

11.

We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures “. . . are effective to ensure that the Company is able to collect, process and disclose the information it is required to disclose in the reports it files with the SEC within the required time periods.” This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. This comment also applies to your quarterly reports on Form 10-Q.

Response: We will in future reports include the amended language specified. We note that this comment also applies to our quarterly reports on Form 10-Q. The proposed revised disclosure below reflects the amended language as it would appear in the first and third paragraphs of our Form 10-K/A, Item 9A.

Item 9A. Controls and Procedures

Controls and Procedures

Disclosure Controls and Procedures. We maintain controls and procedures designed to ensure that the information that we are required to disclose in the reports we file with or submit to the SEC under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commissions rules and is accumulated and communicated to our management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

***

As of December 31, 2004, we carried out an evaluation, with the participation of the Chief Executive and Chief Financial Officers, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) and of our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Based on this evaluation, including but not limited to an assessment of the corrective actions taken with respect to the material weakness identified above, the Chief Executive and Chief Financial Officers believe that the Company’s controls and procedures are effective as of December 31, 2004. Management’s annual report on internal control over financial reporting is included in Item 8, Financial Statements and Supplementary Data, of this annual report.

The registered public accounting firm that audited the financial statements included in this annual report has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting. This report is included in Item 8, Financial Statements and Supplementary Data, of this annual report.

***

12.	Expand your disclosure to provide additional information regarding the specific actions you took to correct the material weakness reported in your Form 10-Q/A for the quarter ended September 30, 2004. Refer to 308(c) of Regulations S-K.

Response: In the event of a similar occurrence in the future, the Company would expand the disclosure in Item 9A in a manner similar to that for the September 30, 2004 Form 10-Q/A indicated below.

Proposed revised disclosure:

As previously disclosed in our filing on Form 10-Q/A for the quarter ended September 30, 2004, we determined that a material weakness (as defined under the standards established by the American Institute of Certified Public Accountants) existed in our disclosure controls surrounding the preparation of the Condensed Consolidated Statement of Cash Flows as of September 30, 2004 only. Specifically, errors and incomplete reviews and reconciliations resulted in the misclassification of various cash flow items. Management reviewed the cash flow preparation process and identified the primary cause of the error as a change in personnel involved in preparation of the cash flow statement, inadequate training of the new personnel, a lack of adequate process documentation, improper preparation procedures and inadequate review and reconciliation procedures. Management implemented the following remedial measures with respect to this matter: (1) better familiarization and training of key personnel involved with preparation of the cash flow statement and supporting schedules, (2) more specific reviews of the cash flow statement by a cash flow review committee and (3) implementation of additional testing, documentation and review of this statement. Management believes these revised control procedures are effective to ensure that the information in the cash flow statement, is accumulated and communicated to our management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

13.	We note your disclosure that “Except as noted above with respect to our cash flow statement control procedures, there has been no other changes in our internal control over financial reporting that occurred during the quarter ended that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.” In future filings, please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Response: Your comment is noted and will be reflected in future filings.

Item 15. Exhibits, Financial Statement Schedules: (2) Financial Statement Schedules, page 85

14.	Please tell us where you have provided the disclosures required by Schedule II related to your allowance for doubtful accounts or revise your disclosure accordingly.

Response: The information required by Schedule II for the years ended December 31, 2004, 2003 and 2002 is set forth below. Such information will be included in future filings as required.

Proposed revised disclosure:

NATCO Group Inc.

Schedule II - Valuation and Qualifying Accounts

(Unaudited; in thousands)

		Additions
Descriptions	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year ended December 31, 2004:
Allowance for uncollectible accounts receivable	$1,416	$1,914	$53	$(2,154)	$1,229

Year ended December 31, 2003:
Allowance for uncollectible accounts receivable	$1,028	$684	$59	$(355)	$1,416

Year ended December 31, 2002:
Allowance for uncollectible accounts receivable	$909	$313	$15	$(209)	$1,028

All other schedules are omitted because they are not required or because the information is included in the financial statements or notes to the financial statements.

Exhibits 31.1 and 31.2

15.	Please note that your certifications must be in the exact form specified by Item 601 of Regulation S-K. Please revise the subordinate clause in paragraph 4(d) to read, “. . . or is reasonably likely to materially affect. . .” This comment also applies to the certifications filed with your quarterly reports on Form 10-Q.

Response: In future filings, we will modify the certifications as requested.

Form 10-Q for the Quarter Ended June 30, 2005

Note 10 – Business Segments, page 14

16.	Please tell us more about your Oil & Water Technologies reporting segment. Clarify whether this reportable segment is comprised of aggregated operating segments. If so, provide tell us how you have met the aggregation criteria set forth in paragraph 17 of SFAS No. 131. Ensure your response includes a comprehensive analysis of the sales and gross margins for the last five years for each of the aggregated operating segments and address any apparent dissimilarity in the trends they depict.

Response: SFAS No. 131 provides that an operating segment is a component of an enterprise: (a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise), (b) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and (c) for which discrete financial information is available. The statement acknowledges that not every part of an enterprise is necessarily an operating segment or part of an operating segment and that an enterprise may produce reports of its business activities presented in a variety of ways. If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting the enterprises operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors. Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts or plans for the segment.

Paragraph 17 of SFAS No. 131 permits aggregation of operating segments into a single segment if aggregation is consistent with the objective and basic principles of the statement, if the segments have similar economic characteristics and if the segments are similar in each of the following areas: (a) the nature of products and services, (b) the nature of the production processes, (c) the type or class of customer for their products and services, (d) the methods used to distribute their products or provide their services and (e) if applicable, the nature of the regulatory environment.

Management determined that the Oil & Water Technologies (OWT) segment was a single operating segment, consistent with the guidance in paragraphs 10-16 of SFAS No. 131, and that it did not consist of aggregated operating segments. Following the January 1, 2005 reorganization of our segments, John U. Clarke, our Chief Executive Officer and chief operating decision maker of the Company, reviews results of operations at the OWT segment level in order to make decisions about allocation of resources to the segment and to assess its performance. We note the description of the segments on page 14 of the referenced Form 10-Q was intended to describe how our former operating segments mapped to the new segments. The decision to reorganize our segments was made following the appointment of Mr. Clarke as CEO in December 2004. At that time, there was a recognition by senior management that the existing organizational structure did not fully utilize or optimize the assets, marketing, manufacturing, engineering and other shared service capabilities of the Company. The Company reorganized and restructured the reporting segments around the end-use markets for our core competencies/technologies (that is, oil and water technologies, gas technologies and automation and controls) with the goals of improving responsiveness to customers, creating new market opportunities, establishing clearer roles and responsibilities for the management team directed towards improving execution and to increase financial transparency of the business for our shareholders.

The key organizational and reporting elements of the OWT reporting segment that management reviewed in reaching its conclusions are:

•	The OWT segment encompasses the manufacture and sale of equipment primarily related to oil and water separation and processing, designated as standard and traditional equipment for more commoditized units or smaller, less technical systems and built-to-order for more specialized units that incorporate standard and traditional equipment into larger, packaged systems. Traditional gas separation equipment also is included in this segment.

•	The Company’s Chief Executive Officer is the chief operating decision maker for the Company and regularly reviews financial information and determines allocation of resources to all the segments, including OWT. The operating results reviewed by the CEO for the OWT segment are presented on a segment level. The Company’s President coordinates and directs the overall organization of the OWT segment, functioning as the segment manager, and is directly accountable to and maintains regular contact with the CEO to discuss operating activities, financial results, forecasts and plans for the segment.

•	Geographic markets served include North, Central and South America, Europe, the Middle East and Central Asia, Africa and the Far East. Marketing efforts within the segment are performed and coordinated through the Global Marketing group and field service operations known as branches. A customer resource management, or CRM, tool permits sharing of information on prospects and bookings within the OWT segment. Customers, who include major oil and gas producers, independents, national oil companies and engineering firms that coordinate significant projects for these customers, are common across the segment.

•	Manufacturing, engineering and administrative support groups are organized as shared services and are responsible to all customers within the segment. Manufacturing and engineering facilities in the US, Canada and UK service the needs of all OWT business.

•	The Company’s key financial and profitability performance measures are segment profit and a return on assets factor based upon segment profit. Segment profit is determined by deducting direct costs from shared services (for example, marketing, engineering, manufacturing, field service and operating costs), as well as selling, general and administrative expense attributable to the segment, from segment revenue. Because these shared services are critical to an understanding of the segment’s performance, management believes the meaningful profitability measurement for evaluation and analysis purposes is on a segment basis.

Note 12 – Goodwill and Intangible Assets, page 16

17.	Please disclose the goodwill allocated to each reportable segment in accordance with paragraph 45 of SFAS No. 142.

Response: We will amend the disclosure in future filings as indicated below.

Proposed revised disclosure:

Net goodwill of $80.5 million at June 30, 2005 was comprised of $47.1 million, $29.0 million and $4.4 million for the Oil & Water Technologies reporting unit, Gas Technologies reporting unit and Automation & Control Systems reporting unit, respectively. Net goodwill of $80.7 million at January 1, 2005 was comprised of $47.3 million, $29.0 million and $4.4 million for the Oil & Water Technologies reporting unit, Gas Technologies reporting unit and Automation & Control Systems reporting unit, respectively. The change in the value of goodwill between June 30, 2005 and January 1, 2005 was due entirely to the impact of exchange rate changes.

Item 4. Controls and Procedures, page 33

18.	Please revise your disclosure on page 34 to clarify the period during which there were no changes in internal controls over financial reporting with material effect.

Response: We will amend the disclosure in future filings as indicated below.

Proposed revised disclosure:

During the quarter ended June 30, 2005, there have been no significant changes in our internal control over financial reporting that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

Form 8-K filed August 4, 2005

Exhibit 99.1

19.	Please note that your segment performance measure, when presented as on a consolidated basis, is a non-GAAP measure. Please revise your future disclosures to comply with Item 100(a) of Regulation G by presenting a quantitative reconciliation of Segment Profit to the most directly comparable GAAP measure, which would be net income if Segment Profit is presented as a performance measure.

Response: The consolidated segment profit is calculated from the Unaudited Condensed Consolidated Statement of Operations by subtracting Selling, general and administrative expense from Gross profit. We will include a reconciliation similar to the following in future filings.

Proposed revised disclosure:

NATCO GROUP INC. AND SUBSIDIARIES

UNAUDITED SEGMENT INFORMATION (1)

(in thousands, except percentages)

	Three Months Ended			Six Months Ended
	June 30,		March 31, 2005	June 30,
	2005	2004		2005	2004
		***
Segment profit: (2)
Oil & Water Technologies	$2,487	$(1,114)	$1,430	$3,917	$(873)
Gas Technologies	3,815	4,887	4,065	7,880	8,005
Automation & Controls	1,284	274	1,600	2,884	435

Total segment profit	$7,586	$4,047	$7,095	$14,681	$7,567

		***

(2)	Total segment profit is a non-GAAP financial measure that can be reconciled to the Consolidated Income Statement as follows:

	Three Months Ended			Six Months Ended
	June 30,		March 31, 2005	June 30,
(unaudited, in thousands)	2005	2004		2005	2004
Total segment profit	$7,586	$4,047	$7,095	$14,681	$7,567
Net interest expense	1,273	1,052	1,173	2,446	2,150
Depreciation and amortization	1,332	1,364	1,323	2,655	2,738
Closure and other	—	85	—	—	85
Write-off of unamortized loan costs	—	—	—	—	667
Other, net	522	518	(38)	484	972

Income before income taxes	4,459	1,028	4,637	9,096	955
Income tax provision	1,913	407	1,762	3,675	378

Net income	$2,546	$621	$2,875	$5,421	$577